EXHIBIT 11

2008 ANNUAL GENERAL AND SPECIAL MEETING

2008 Annual General and Special Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2008 Annual General and Special Meeting of the shareholders of Freegold Ventures Limited will be held at Suite 1750, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B6, on Monday, April 28, 2008,

at 10:00 a.m.

Freegold Ventures Limited

1750-700 West Georgia Street

Vancouver, British Columbia, V7Y 1B6

Telephone: (604) 662-7307 and Facsimile: (604) 662-3791

FREEGOLD VENTURES LIMITED

1750-700 West Georgia Street

Vancouver, British Columbia, V7Y 1B6

Telephone No.:  604-662-7307   Fax No.: 604-662-3791

MANAGEMENT INFORMATION CIRCULAR

as at February 28, 2008 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of FREEGOLD VENTURES LIMITED (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on Monday, April 28, 2008, at the Company’s Executive Office located at Suite 1750, 700 West Georgia Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted

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accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of management’s nominees as directors and all other matters set out therein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures.  ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the proxy.

RECORD DATE

The Company has set the close of business on February 28, 2008, as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the

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transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within circular.  All directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares
Morris Medd	Chairman, Director	0
Hubert Marleau	Director	0
David Knight	Director	0
Robert Jackson	Director	30,000
Steve Manz	President, CEO, Director	754,544
Michael Gross	VP, Exploration	268,331
Kristina Walcott	VP, Business Development	421,823
Jeff Woods	VP, Project Development	150,000
Gordon Steblin	Chief Financial Officer	70,000

Other than as specifically discussed in this Information Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (the “shares”) of which 63,370,276 shares are issued and outstanding as of the Record Date.

A quorum for the transaction of business at the Meeting is one member if the Company has only one member or two members or proxyholders representing two members, or one member and one proxyholder representing another member, personally present at the commencement of the meeting and holding, or representing by proxy, not less than 5% of the issued shares of a class of shares, the holders of which are entitled to attend and to vote at the meeting.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at February 28, 2008, no shareholders beneficially owned, controlled or directed, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:  Management understands that as at February 28, 2008, CDS & Company was the registered holder of 43,821,298 Common Shares representing approximately 69.2% of the issued and outstanding common shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Election of Directors

The number of directors of the Company to be elected at the Meeting will be five. The following table presents the names of the persons who are proposed as nominees for election as directors of the Company, all of whom are currently members of the board of directors (the “Board”), and for whom it is intended to vote the shares represented by proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld.

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The term of office for each person so elected will be until the next annual meeting of shareholders of the Company or until his successor is elected or appointed. In the event that prior to the Meeting any vacancies occur in the slate of nominees submitted herewith, it is intended that discretionary authority shall be exercised to vote the proxies hereby solicited for the election of any other person or persons as directors.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

Information Concerning Nominees as Directors

Name, Place of Residence and Position	Principal Occupation (4)	Director of the Company Since	Shares Beneficially Owned or Controlled at Feb 28/08(1)
Morris Medd (2)(3) Ontario, Canada Chairman, Director	Independent businessman (retired, former President of Redpath Group, international mining contractors)	2006	Nil
Hubert Marleau (2)(3) Quebec, Canada Director	President & CEO of Palos Capital Corp. (private investment company)	1996	Nil
David Knight Ontario, Canada Director	Partner, Macleod Dixon LLP, Barristers & Solicitors	2007	Nil
Robert Jackson (2)(3) Isle of Man, British Isles Director	President of Tiomin Resources Inc. (public resource company)	2008	30,000
Steve Manz British Columbia, Canada Director, President, CEO, and Corporate Secretary	President and CEO of the Company	2007	754,544

Notes:

(1)

This information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation and Corporate Governance Committee

(4)

Each of the directors has held the position set forth opposite his name for the past five years except for: Mr. Knight, who from August 2003 to December 2005 was counsel with Miller Thomson LLP and prior to August 2003 was a partner with Macleod Dixon LLP; Mr. Jackson, who prior to September 1, 2006 was Executive Vice President, Corporate Development of Jaguar Mining, Inc; Mr. Medd, who prior to 2004 was the President of the Redpath Group; and Mr. Manz, who prior to October 2005 was a financial management consultant.

No proposed director of the Corporation is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

1.

was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

2.

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of

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more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court (i) relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or, (ii) regulatory body that would likely be considered important to a security holder in deciding whether to vote for a proposed director.

2.

Appointment of Auditors

It is intended to vote the shares represented by the proxies solicited in respect of the Meeting, on any ballot that may be called for, unless authority to do so is withheld, in favour of the appointment of the firm of James Stafford, Inc., Chartered Accountants, as the auditors of the Company and in favour of the authorization of the directors to fix the remuneration of the auditors.

The Company’s auditors for the year-ended December 31, 2005, Staley Okada & Partners, merged with PricewaterhouseCoopers LLP (“PWC”) in 2006, and PWC was appointed by the board as the Company’s auditors for the year ending December 31, 2006.  The Director’s subsequently elected to change auditors to James Stafford, Inc., Chartered Accountants (“Stafford”). PWC resigned as auditors effective January 25, 2008 and the directors appointed Stafford in their place. Attached hereto as Schedule “A” is a Notice of Change of Auditors and letters from PWC and Stafford prepared in accordance with National Instrument 51-102-Continuous Disclosure Obligations, which letters indicate PWC’s and Stafford’s concurrence with the contents of such notice.

3.

Approval of Renewal and Amendment of 2005 Stock Option Plan

The Company currently has two equity-based compensation plans, the 2004 stock option plan (the “2004 Plan”) and the 2005 Stock Option and Incentive Plan (the “2005 Plan”).  Details of both plans and the securities issued and issuable thereunder are set forth below under “Securities Authorized for Issuance Under Equity Compensation Plans”.  The 2005 Plan is an “evergreen” or “rolling” stock option which provides that the aggregate number of shares of the Company that may be issued thereunder shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time. The 2005 Plan was approved by the Toronto Stock Exchange (the “TSX”) and by the members of the Company at the 2005 annual general meeting. The rules of the TSX require that all unallocated options, rights or other entitlements under such plans must be approved by a majority of the relevant issuer’s directors and by shareholders every three years after institution.

As the 2004 Plan and the 2005 Plan were originally prepared and approved, the maximum aggregate number of shares which may be optioned and sold or otherwise awarded under both plans could exceed 10% of the issued and outstanding shares of the Company, as such may be from time-to-time. The directors of the Company are of the view that the number of shares that should be available for issuance at any given time under all of the Company’s equity compensation plans should not exceed 10% of the issued and outstanding shares of the Company from time-to-time and have amended the 2005 Plan, subject to shareholder and regulatory approval, to make that clear. Specifically, the directors have approved an amendment to Section 3.1 of the 2005 Plan such that it now reads as follows:

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“3.1

Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of shares which may be optioned and sold or otherwise awarded under the Plan and all other stock option or equity compensation plans as may be in existence from time to time is ten percent (10%) of the issued and outstanding capital of the Company, as such may be from time-to-time.  Any Common Shares available for Incentive Awards at the end of any calendar year shall be carried over and shall be available for grants and awards in the subsequent calendar year.  Any Common Shares allocated to Incentive Awards which have expired shall return to the authorized capital of the Plan.  Any increments to the authorized capital of the Plan due to an increase in issued capital of the Company or by capital alteration shall be available for allocation immediately upon the change in the capital of the Company.” (emphasis added)

In light of the requirements of the TSX and the amendment set forth above, members of the Company will be asked at the Meeting to re-approve the 2005 Plan, as amended. The text of the proposed resolution to re-approve the 2005 Plan, as amended, is as follows:

“RESOLVED THAT:

1. the amendment to the 2005 Stock Option and Incentive Plan of the Company (the “2005 Plan”) adopted by the board of directors of the Company to add the words “and all other stock option or equity compensation plans as may be in existence from time to time” after the words “Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of shares which may be optioned and sold or otherwise awarded under the Plan” in Section 3.1 of the 2005 Plan, is hereby approved; and

2. the 2005 Plan, as amended, and all unallocated options, rights or other entitlements thereunder are hereby re-approved.”

Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast thereon at the meeting. Whether or not the resolution is approved, all options and other entitlements currently outstanding under the 2005 Plan will remain in effect in accordance with their terms. If the resolution is not approved, any currently unallocated options, rights or other entitlements under the 2005 Plan will no longer be available for grant.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Board recognizes the importance of corporate governance to the effective management of the Company. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company will continue to monitor developments in this area with a view to further revising its governance policies and practices as appropriate.

The following is a description of the Company’s corporate governance practices.

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Board of Directors

The Board is currently composed of five directors.  All the proposed nominees are current directors.

Independence

Three of the five members of the Board are independent within the meaning of the Governance Disclosure Rule. The independent members are Morris Medd, Hubert Marleau and Robert Jackson.

Steve Manz is a non-independent director because of his position as President and Chief Executive Officer of the Company, and David Knight is a non-independent director because the firm of which he is a partner receives fees from the Company for legal services.

To facilitate the Board functioning independently of management, the following structures and processes are in place:

• there are no members of management on the Board, other than the President and Chief Executive Officer;

• time is set aside at each meeting of the Board for the directors to hold discussions without management present; and

• the Company’s standing committees, being the Audit Committee and the Compensation and Corporate Governance Committee, are made up entirely of independent directors.

Chairman

The Chairman of the Board, Morris Medd is an independent director. The primary roles of the Chairman are to chair all meetings of the Board and shareholder meetings, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman’s responsibilities include, among other things, reviewing and assessing director attendance and performance at meetings of the Board, ensuring effective relations and communications among Board members, leading the Board in ensuring implementation of management succession and development plans, providing assistance on major strategic and policy issues and acting as liaison with all committees of the Board.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

In the year ended December 31, 2007, the Board held two meetings and passed resolutions by way of consent resolutions on 22 different occasions.  All of the Directors executed all of the consent resolutions, and all of the directors attended the two meetings, with the exception of former director, Bernard Barlin, who missed both meetings as a result of illness prior to his death in 2007.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Morris Medd	El Nino Ventures Inc.

-  8  -

Hubert Marleau

Artevo Corporation

CanAlaska Uranium Ltd.

Buzz Telecom

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

Uni-Sélect Inc.

Warnex Inc.

David Knight	Fortune Minerals Limited
Robert Jackson	Tiomin Resources Inc. Radiant Resources Inc. Axmin Inc.
Steve Manz	Nil

Mandate of the Board of Directors

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Position Description for Chairman and CEO

The Board is in the process of developing a written position description for the Chairman of the Board.  The Board is also in the process of developing a written position description for the CEO.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, which may be found in Item 19 of the Company’s Form 20F dated March 30, 2008 filed on SEDAR at www.sedar.com.

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Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the company’s governance structure.  There are two standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Chairman of the Audit Committee, Morris Medd and Robert Jackson, all of who are financially literate in accordance with national securities legislation.  Mr. Hubert Marleau, B.Sc., is currently President & CEO of Palos Capital Corp., and has been a director or executive officer of several public companies for over 25 years.  Mr. Morris Medd is the retired President of the Redpath Group of Companies, world leaders in underground mine development, and a current director of the group.  He has also served on the board of the Ontario Mining Association.  Mr. Robert Jackson holds a mining engineering degree, an MBA and a Chartered Financial Analyst® designation and has been involved in the investment banking and mining industries for over 30 years.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated March 30, 2008 filed on SEDAR at www.sedar.com.

Compensation and Corporate Governance Committee

During the fiscal year ended 2007, the Board appointed a Compensation Committee composed of three directors:  Morris Medd, Hubert Marleau and Bernard Barlin.  On February 8, 2008, the Board of Directors agreed to combine the Compensation and Corporate Governance Committees into one new committee, and agreed upon a new Charter.  The Compensation and Corporate Governance Committee is currently composed of three independent directors:  Robert Jackson, Morris Medd and Huber Marleau.

The Compensation and Corporate Governance Committee is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

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Assessments

Based upon the Company’s size, its current state of development and the number of individuals on the Board, the Board considers a formal process for assessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. In light of the fact that the Board and its committees meet on numerous occasions during each year, each director has regular opportunity to assess the Board as a whole, its committees and other directors in relation to the Board's and such director's assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner.

EXECUTIVE COMPENSATION

During 2007, Harry Barr (the former Chairman of the Company), Steve Manz and Gord Steblin were the only “Named Executive Officers” as that term is defined in Form 51-102F6 under National Instrument 51-102 – Continuous Disclosure Obligations of the CSA (“NI 51-102”). A summary of their compensation is set forth below.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman (1)	2007 2006 2005	86,400 (1) 103,680 (1) 103,680 (1)	Nil 3,922 3,138	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	103,680 (1) Nil Nil
Steve Manz, President & CEO(2)	2007 2006 2005	150,000 150,000 25,000	24,000 15,000 Nil	Nil Nil Nil	Nil Nil 1,500,000(3)	Nil Nil $157,500	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2007 2006 2005	32,500 (4) 26,600 (4) 26,771 (4)	3,000 2,231 1,785	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Harry Barr ceased to act as the Company Chairman on Oct. 30, 2007.  At this time he was granted a one-time severance payment of $103,680.   Fees and severance paid to Mr. Barr were made through a service company.

(2)

Steve Manz was appointed President & CEO of the Company on October 18, 2005.

(3)

Of the 1,500,000 granted, 500,000 of these were granted under the Company's 2004 Stock Option Plan and 1,000,000 were granted under the Company's Performance Share Plan.

(4)

Fees paid through a service company.

Options/SARs/LTIPs Granted or awarded to Named Executive Officers During the Most Recently Completed Financial Year

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During the financial year ended December 31, 2007 no options, LTIPs or SARs were granted or awarded to Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options and performance shares by the Named Executive Officers under the Company’s Stock Option Plan and Performance Share Plan during the financial year ended December 31, 2007 and the number and value of unexercised options and performance shares as at December 31, 2007.

Name (a)	No. of Shares Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	No. of Unexercised Options at Dec. 31, 2007 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options at Dec. 31, 2007 ($)(2) Exercisable/Unexercisable (e)
Harry Barr, Chairman(3)	340,000(4)	582,700(4)	500,000 / 0(5)	720,000 / 0(5)
Steve Manz President & CEO	Nil (6) 590,908 (7)	Nil (6) 416,999 (7)	500,000 / 0 (6) 81,818 / 327,274 (7)	900,000 / 0 (6) 162,818 / 651,275 (7)
Gordon Steblin, CFO	150,000	212,500	60,000	91,200

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on December 31, 2007 of $2.00 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

Mr. Barr ceased to act as the company Chairman on October 30, 2007.

(4)

The shares were acquired by Canadian Gravity Recovery Inc., a private company wholly owned by Mr. Barr.

(5)

250,000 options are exercisable by Mr. Barr and 250,000 options are exercisable by Canadian Gravity Recovery Inc., a private company wholly owned by Mr. Barr.

(6)

Represents stock options.

(7)

Represents performance shares.

Option Repricings

During the financial year ended December 31, 2007 no options to Named Executive Officers were repriced downward.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Named Executive Officers do not have agreements with respect to their employment with the Company.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors in consultation with  the Compensation and Corporate Governance Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

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The relative emphasis of the Company on cash compensation, options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to Named Executive Officers tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units, the grants made in previous years, and the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plans.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the Chairman, President, and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as Chairman, President, and CEO, as well as personal risks and contributions to the Company’s success.  The Chairman, President, and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation and Corporate Governance Committee or the Board of Directors.

Compensation of Directors

Commencing January 1, 2005 the non-executive directors were remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended December 31, 2007 a total of $86,400 was paid to a private company owned by Mr. Barr, who acted as the Chairman and a Director of the Company through October 30, 2007.   An additional severance payment of $103,680 was paid at the time of his departure.

Directors also receive options to purchase shares in the Company as compensation for their services as recommended by the Compensation and Corporate Governance Committee and determined by the Board. The exercise price of such options is determined by the Board, but shall in no event be less than the market price of the shares of the Corporation at the time of the grant of the options. As of the Record Date, each of Hubert Marleau, Robert Jackson and David Knight hold options to purchase 125,000 shares of the Company, while Morris Medd holds 175,000 options.   The greater number of options granted to Morris Medd are in recognition of his service as the Chairman of the Company.

PERFORMANCE GRAPH

The following graph compares the Company’s five year cumulative total shareholder return considering a $100 Investment – for the period of December 31, 2002 to December 31, 2007 with the total cumulative return of the S&P/TSX Composite Index for that period.

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	31-Dec-2002	31-Dec-2003	31-Dec-2004	31-Dec-2005	31-Dec-2006	31-Dec-2007
Freegold Ventures	100.00	114.61	80.90	50.56	108.99	449.44
TSX Composite Index	100.00	124.29	139.79	170.42	195.15	209.13

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During fiscal year ended December 31, 2007 the Company maintained two incentive and stock option compensation plans, the 2004 Plan and the 2005 Plan, both of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	4,194,094	0.43	5,935,153
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	4,194,094	0.43	5,935,153

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which are detailed below and which are maintained separate and apart from each other.

(a)

2004 Stock Option Plan

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The 2004 Plan provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 5,258,341 shares. Information as to shares issued and issuable under the 2004 Plan is set forth below:

		Percentage of Issued and Outstanding Shares as of February 28, 2008
Shares issued upon exercise of incentive stock options	2,960,000	4.67%
Shares reserved for issuance pursuant to unexercised incentive stock options	2,298,341	3.63%
Unallocated shares available for future grants of incentive stock options	0	0%
TOTAL	5,258,341	8.30%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company rely for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any one individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

 (b)

2005 Stock Option and Incentive Plan

The 2005 Plan (before giving effect to the amendment set forth under “Particulars of Matters to be Acted Upon-Approval of Renewal and Amendment of 2005 Stock Option Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.

Information as to shares issued and issuable under the 2005 Plan based on the number of common shares currently outstanding is set forth below:

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		Percentage of Issued and Outstanding Shares as of February 28, 2008
Shares issued upon exercise of incentive stock options	0	0%
Shares issued upon exercise of performance shares	0	0%
Shares reserved for issuance for unexercised incentive stock options	2,816,659	4.44%
Shares reserved for issuance for the unexercised performance shares	12,518	0.02%
Unallocated shares available for future grants of incentive stock options and/or performance shares	3,507,851	5.54%
TOTAL	6,337,028	10.0%

General

The purpose of the 2005 Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 Plan is administered by the Board in accordance with the terms of the 2005 Plan.

The 2005 Plan currently provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 Plan took effect March 1, 2005 and will terminate on March 1, 2015.

Incentives under the 2005 Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 Plan).

The Board may make amendments such as repricing and extending non insider options.

If required by Exchange policy to which the Company is subject, repricing or extension of incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable

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for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferral shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  12,518 performance shares have been allotted and will be issued pursuant to the terms of the 2005 Plan.  These performance shares shall vest on January 11, 2009.  These performance shares represent 0.02% of the Company’s issued and outstanding shares.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003 and 1,314,585 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  As of the record date, all 2,187,482 of these shares have been allotted and 1,437,875 have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued

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and outstanding shares.  At the record date, the 2,187,482 performance shares represent 3.45% of the Company’s issued and outstanding shares.

These performance shares have been issued at the discretion of the Board to such arm’s length parties as the Board considered desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.  Vesting provisions have been imposed at the discretion of the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

As of February 28, 2007, 2,187,482 performance shares have been allotted as follows:

(i)

400,000 performance shares were allotted on March 5, 2005 of which 250,000 shares have been issued and the remaining shares shall vest as to 50,000 shares in six month increments (on March 5 and September 5, as applicable, in each year until March 5, 2009).  These performance shares represent 0.63% of the Company’s issued and outstanding shares as at the record date.

(ii)

1,000,000 performance shares were allotted on October 3, 2005, of which 754,544 shares have been issued and the remaining shares shall vest as to 81,818 shares in three month increments April 1, July 1, and August 1, 2008 and January 1.  These performance shares represent 1.58% of the Company’s issued and outstanding shares as at the record date.

(iii)

400,000 performance shares were allotted on March 13, 2006, of which 233,331 have been issued and the remaining shares shall vest as to 33,333 shares in three month increments (on March 13, June 13, September 13, and December 13, as applicable, in each year until December 13, 2008) with the remaining 33,337 shares vesting on March 13, 2009.  These performance shares represent 0.63% of the Company’s issued and outstanding shares as at the record date.

(iv)

387,482 performance shares were allotted on January 11, 2007 of which 200,000 shares have been issued and the remaining shares shall vest as to 50,000 shares in three month increments April 11, July 11 and October 11, 2008 with the remaining 37,482 shares vesting on January 11, 2009.  These performance shares represent 0.63% of the Company’s issued and outstanding shares as at the record date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2007.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company or other informed person, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either

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case, has or will materially affect the Company, except as disclosed herein or elsewhere in this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR at www.sedar.com or by contacting the Company at its offices located at 1750-700 West Georgia Street, Vancouver, British Columbia V7Y 1B6; phone 604-662-7307; fax 604-662-3791.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 28th day of February, 2008

ON BEHALF OF THE BOARD OF DIRECTORS

“Morris Medd”

Morris Medd

Chairman

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SCHEDULE “A”

REPORTING PACKAGE RE CHANGE OF AUDITORS